

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 22, 2023

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
1001 Bolling Avenue, 406
Norfolk, VA 23508

> **Re: Armed Forces Brewing Company, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 10, 2023**
> **File No. 024-12221**

Dear Alan Beal:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A Filed on May 10, 2023

General

1. In Part 1, Item 4, please update the portion of the aggregate offering price attributable to securities sold on the Company's prior 1-A filing within the last 12 months.

2. Please refile your exhibits and financial statements in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

Cover Page

3. We note your disclosure that the Company will be issuing warrants equivalent to 3% of the aggregate number of Class C Shares sold in the Offering. Please clarify whether you are seeking to qualify the shares underlying the warrants. If not, please tell us why you are not seeking to qualify the common shares underlying the warrants.

Exhibits

4.   Please review the Exhibits filed against the Exhibits index on page 99, and confirm all listed Exhibits have been filed. For example, the Exhibit Index lists the Escrow Agreement as Exhibit 1A-8; however, an Exhibit 1A-8 was not filed.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kendall A. Almerico